Exhibit 8.1

Subsidiaries of OceanPal Inc.

Subsidiary	Country of Incorporation
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Marfort Navigation Company Limited	Cyprus